Mail Stop 3561

<u>Via Fax & U.S. Mail</u>

Mr. Hanlin Chen, Chief Executive Officer
China Automotive Systems, Inc.
No. 1 Henglong Road, Yu Qiao Development Zone
Shashi District, Jing Zhou City Hubei Province, China 434000

>   **Re: China Automotive Systems, Inc.**
>   **Form 10-K for the year ended December 31, 2005**
>   **Filed March 31, 2006**
>   **Form 10-Q for the quarter ended September 30, 2006**
>   **Filed November 13, 2006**
>   **File No. 000-33123**

Dear Mr. Chen:

We have reviewed your response letter dated January 30, 2007 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 23
2005 Versus 2004, page 31
Selling Expenses, page 33

1.   You indicate in your response to prior comment number one that based on
        agreements signed between you and your customers (i.e. automobile
        manufacturers) in 2005, your customers require you to pay a "3-R Guarantees"
        service charge, representing 1% of the total amount of parts supplied, no matter
        whether the automobile manufacturers need to spend this amount or not. In
        addition, your response to prior comment number two indicates that additional
        provisions for warranty reserves were recorded as a result of the implementation
        of the consumer protection policies of "recall" in 2005 and furthermore, your
        response to prior comment number eleven in the letter dated September 30, 2006
        indicates that "3-R Guarantees" service charges were previously accounted for as
        part of product warranty expenses, and were recorded during the current period as
        current expense. In this regard, it is unclear to us whether you are required to pay
        the current "3-R Guarantees" service charges to the automobile manufacturers
        (representing the 1% of the total amount of parts supplied) in addition to the
        amounts that were previously and are currently accounted for as warranty expense
        relating to after-sales service for maintenance and repairs. Please advise and tell
        us why it appears such amounts are being accounted for differently when it
        appears the costs are similar in nature (i.e. costs related to maintenance and
        repairs) which resulted from the implementation of consumer protection policies
        of "recall."

2.   Notwithstanding the above, we note that you indicate the "3-R Guarantees"
        service charge represents costs to secure sales contracts with your customers and
        as such, you have recorded such costs as marketing expenses. However, given the
        nature of such costs it is unclear to us how you conclude the services charges
        should be classified as marketing expense rather than as a reduction of revenue in
        accordance with EITF No. 01-9. EITF No. 01-9 discusses that cash consideration
        given by a vendor to a customer is presumed to be a reduction of the selling prices
        of the vendor's products or services, and therefore, should be classified as a
        reduction of revenue when recognized in the vendor's income statements and that
        presumption is overcome only if certain criteria have been met. In this regard,
        please explain to us how your characterization of the service charge complies with
        guidance outlined in EITF No. 01-9. Your response to us should specifically
        address how each of the conditions outlined in paragraph 9 of EITF No. 01-9 have
        been met in order to the costs to be classified as other than a reduction of revenue.
        Refer to Example 7 of the guidance. We have may further comment upon receipt
        of your response.

Notes to Consolidated Financial Statements, page 75
Note 16. Non-Operating Income, page 96

3.   We note your response to our prior comment six. Please revise your disclosures
        in the notes to the financial statements in future filings to discuss the nature of the
        interest subsidies provided by the Chinese government. Your revised disclosure
        should be as detailed as your response to us, including the goals which must be
        achieved in order for you to receive the subsidies.

Form 10-Q for the quarter ended September 30, 2006

Notes to the Condensed Consolidated Financial Statements
Note 15. Reclassification, page 22

4.   We note that you indicate in your response to prior comment number eleven the
        reclassification adjustments in the income statement and statement of cash flows
        for fiscal 2005 had no effect on net income or net cash flow; however, we do not
        consider your response to be an acceptable explanation for your treatment of the
        adjustments as reclassifications rather than as corrections of errors since it appears
        the adjustments materially change the amounts reported within your financial
        statements for fiscal 2005 (e.g. net cash provided by (used in) operating,
        investing, financing activities). Please note in determining materiality you are
        required to consider not only quantitative factors but qualitative factors as well
        and also, whether magnitude of the change, omission, or misstatement is such that
        it is probable that the judgment of a reasonable person relying upon the report
        would have been changed or influenced by the inclusion or correction of the item.
        Refer to SAB 99 for further guidance regarding materiality.

        We believe the reclassification adjustments within the fiscal 2005 statements of
        cash flows appear to be material and such adjustments appear to have resulted
        from the misuse of facts that existed at the time the financials statements were
        prepared (i.e. China's decision to float the RMB occurred in July 2005) for which
        the change in your accounting treatment was not made until the third quarter of
        fiscal 2006, and as such, it appears to be a correction of an error. SFAS No. 154
        defines an error in previously issued financial statements as an error in
        recognition, measurement, presentation, or disclosure in financial statements from
        mathematical mistakes, misapplication of GAAP or oversight and misuse of the
        facts that existed at the time the financial statements were prepared. Accordingly,
        your notes to the consolidated financial statements in your Form 10-K for the year
        ended December 31, 2006 should include all disclosures required by paragraph 26
        of SFAS No. 154 with respect to the adjustments that were made to prior year
        amounts as a result of the correction of errors. Please ensure that all restated 2005
        amounts are clearly marked to indicate so in the financial statements and for each
        adjustment, please provide a detailed description of the reason for the adjustment

and/or nature of the error. Please confirm your understanding and that you will comply with our comments in your Form 10-K for the year ended December 31, 2006.

Item 4. Controls and Procedures

5.   Based upon the comment above, we believe you should re-evaluate your controls and procedures over financial reporting and determine whether you still believe that the design and operation of your disclosure controls and procedures were effective to provide reasonable assurance that the information the company is required to disclose in its reports is recorded, processed, summarized and reported within the time periods specified by the SEC and that such information is accumulated and communicated to management, including its principal executive and financial officers, as appropriate, to allow timely decisions regarding required disclosure. If you conclude that your controls are still effective, please explain why in light of adjustments, changes, and errors that have arisen as a result of the reclassification adjustments and through the comment process with respect to your accounting treatment for other sales income (gross vs. net) and the effect of foreign currency translation on cash and cash equivalents, etc.

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You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief